UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

------------------------------------------------------------------------
In the matter of

CSW Energy, Inc                                      REPORT FOR PERIOD
CSW International, Inc.                             January 1, 2002 to
Columbus, Ohio 43215                                    March 31, 2002


File No.  070-9091                                 PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), and CSW International, Inc. ("CSW International"). The two companies are wholly owned subsidiaries of Central and South West Corporation.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3) Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. Refer to Exhibit E.

(4) The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. Refer to Exhibit E

(5) Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. Refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 24th day of May, 2002.

                                                  CSW Energy, Inc.
                                              CSW International, Inc.


                                                /s/   Armando Pena
                                                -------------------
                                                      Armando Pena
                                                         Treasurer

                                                                    Exhibit A

                                 CSW Energy, Inc.
                                  Balance Sheet
                                  March 31, 2002
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                       $6,190
   Accounts receivable                                             28,859
   Prepaid expenses                                                 3,037
                                                               -----------

               Total current assets                                38,086


Investments In and Advances to Energy Projects                    148,823

Notes Receivable - Affiliate                                       59,993

Other Assets
  Construction in progress and project development costs            2,110
  Property, Plant, and Equipment, net                             373,015
  Other - net                                                       5,625
                                                               -----------

               Total other assets                                 380,750
                                                               -----------

                  Total assets                                   $627,652
                                                               ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                $3,191
   Accrued liabilities and other                                    3,171
                                                               -----------

               Total current liabilities                            6,362

Notes Payable - Affiliate                                         329,681

Deferred Income Taxes                                              41,672

Other                                                              17,835
                                                               -----------

               Total liabilities                                  395,550


Minority Interest                                                      62

Shareholder's Equity
   Common stock                                                         1
   Additional paid-in-capital                                     105,418
   Accumulated retained earnings                                  126,621
                                                               -----------

          Total shareholder's equity                              232,040
                                                               -----------

          Total liabilities and shareholder's equity             $627,652
                                                               ===========

                                                                    Exhibit B

                                  CSW International, Inc.
                                 Consolidated Balance Sheet
March 31, 2002
                                        (Unaudited)
                                          ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                                $ 1,725,841
       General plant                                                  311,134
                                                                --------------
             Total Electric Plant                                   2,036,975
       Less - Accumulated depreciation                               (727,234)
                                                                --------------
             Total Fixed Assets                                     1,309,741

Current Assets
       Cash and cash equivalents                                       95,667
       Short-term investments                                           1,343
       Accounts receivable                                            152,388
       Inventories                                                     17,228
       Other current assets                                            69,511
                                                                --------------
             Total Current Assets                                     336,137

Other Assets
       Goodwill                                                     1,106,723
       Prepaid benefit costs                                           49,764
       Equity investments and other                                   323,000
                                                                --------------
             Total Other Assets                                     1,479,487

             Total Assets                                         $ 3,125,365
                                                                ==============

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                       $ 1
       Paid-in capital                                                829,000
       Minority Interest                                                4,483
       Retained earnings                                              504,164
       Foreign currency translation and other                         (99,994)
                                                                --------------
                                                                    1,237,654

       Long-term debt                                                 683,802

Current Liabilities
       Accounts payable                                               129,217
       Advances from affiliates                                       109,998
       Accrued interest payable                                        29,068
       Loan notes                                                      12,933
       Accrued taxes payable                                           25,057
       Customer prepayments                                            67,130
       Current portion of long term debt                              355,429
       Other                                                          188,262
                                                                --------------
                                                                      917,094
Deferred Credits
       Deferred tax liability                                         261,967
       Other                                                           24,848
                                                                --------------
        Total Deferred Credits                                        286,815

                                                                --------------
        Total Capitalization and Liabilities                      $ 3,125,365
                                                                ==============

                                                                  Exhibit C


                            CSW Energy, Inc.
                          Statements of Income
               For the Twelve Months Ended March 31, 2002
                               (Unaudited)
                                ($000's)



OPERATING REVENUE:
              Electric revenues                                    $ 13,999
              Thermal Revenues                                        2,469
              Equity in income from energy projects                  28,056
              Operating and mantenance contract services             10,343
              Construction contract revenue                          20,120
              Other                                                     614
                                                                ------------
                          Total operating revenue                    75,601


OPERATING EXPENSES:
              Fuel                                                   13,902
              Operating, maintnance and supplies                      1,861
              Depreciation and amortization                           6,501
              Salaries, wages and benefits                            7,389
              Construction contract expenses                         16,672
              General and administrative                              4,834
              Operating and maintenance contract services             6,903
                                                                ------------
                          Total operating expenses                   58,062

INCOME FROM OPERATIONS                                               17,539

OTHER INCOME (EXPENSE)
              Interest income                                        14,830
              Interest expense                                      (18,716)
              Sale of project ownership interest                     14,447
              Other, net                                              2,441
                                                                ------------
                          Total other (expense)                      13,002

INCOME  BEFORE INCOME TAXES                                          30,541

PROVISION  FOR INCOME TAXES                                           7,044
                                                                ------------

               Net income                                          $ 23,497
                                                                ============

                                                                Exhibit D

                    CSW International, Inc.
                      Statement of Income
          For the Twelve Months Ended March 31, 2002
                          (Unaudited)
                           ($000's)




Operating Revenues
     Electric revenues                                        $ 1,085,210
     Other diversified                                            307,011
                                                           ---------------
                                                                1,392,221
                                                           ---------------

Operating Expenses
     Cost of electric sales                                       655,073
     General and administrative                                   231,742
     Depreciation and amortization                                 87,595
     Other diversified                                            263,600
                                                           ---------------
                                                                1,238,010
                                                           ---------------
Operating Income                                                  154,211
                                                           ---------------

Other Income and (Deductions)
     Investment income                                             53,352
     Unrealized gain on derivatives                                 7,878
     Interest income                                               16,148
     Interest expense                                             (87,282)
                                                           ---------------
                                                                   (9,904)
                                                           ---------------
Income Before Income Taxes                                        144,307
                                                           ---------------

Provision for Income Taxes                                         17,714

Net Income                                                      $ 126,593
                                                           ===============


Exhibit E

CSW Energy, Inc. and CSW International, Inc.
ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2002



                          Associate             Associate                                                             Dollar Amount
                           Company               Company               Receiving       Receiving        Types of       of Services
   Reporting              Providing             Receiving               Company         Company         Services        Provided
    Company               Services               Services                Owner          Location        Rendered        (000's)
-----------------   -------------------   -----------------------   ----------------  -------------  ----------------  -----------

CSW Energy, Inc.    Industry and Energy    Eastex Cogeneration LP   CSW Energy, Inc.     Texas        Engineering          $ 124
                     Associates LLC


CSW Energy, Inc.    Industry and Energy     Diversified Energy      CSW Energy, Inc.     Maine       Construction /            4
                     Associates LLC          Contractors LP                                            Administrative
